SEC FILE NUMBER 001-37406
CUSIP NUMBER 218730 10 9

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐Form N-CSR

For Period Ended:  December 31, 2017

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: _____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Corindus Vascular Robotics, Inc.
Full Name of Registrant

Former Name if Applicable

309 Waverley Oaks Road, Suite 105
Address of Principal Executive Office (Street and Number)

Waltham, MA 02452
City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Corindus Vascular Robotics, Inc. (the “Company”) is unable, without reasonable effort and expense, to file its Annual Report on Form 10-K for the year ended December 31, 2017 within the prescribed time period because of the additional time that the Company requires to finalize its Form 10-K for the fiscal year ended December 31, 2017. The Company has been delayed in finalizing its Form 10-K because of a delay in receipt of certain third-party data associated with the Company’s external ERP hosting provider software and certain financing transactions which occurred on March 16, 2018.  While the third-party data has been received and the financing transactions are complete, additional time is necessary to update and conform the disclosures in the Company’s Form 10-K and complete our internal control procedures related to these matters.

The Company currently expects that it will be able to conclude the remaining work necessary in time for the Company to file the Form 10-K within the fifteen calendar day extension provided by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

David W. Long Chief Financial Officer	(508)	653-3335
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒    Yes    ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒  Yes   ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On March 14, 2018, the Company issued a press release announcing its financial results for the fourth quarter and fiscal year ended December 31, 2017. A copy of the press release was included as Exhibit 99.1 to the Company's Current Report on Form 8-K furnished with the Securities and Exchange Commission on March 14, 2018.

Unaudited:

Revenue increased to $9.7 million for the year ended December 31, 2017 from $2.8 million for the year ended December 31, 2016. This revenue increase was due primarily to the increase in CorPath Systems and capital upgrades installed during 2017.

Cost of revenue increased to $9.3 million for the year ended December 31, 2017 from $5.0 million for the year ended December 31, 2016. Cost of revenue for both the years ended December 31, 2017 and 2016 included the effect of under-utilization of our production facilities. For the year ended December 31, 2017, cost of revenue included the cost of multiple CorPath GRX System upgrades that were installed pursuant to pre-existing and new contractual arrangements, and the costs associated with 33 Systems installed or delivered during 2017, as well as our recording a lower of cost or net realizable value reserve of $268 thousand for our CorPath GRX Cassettes due to the higher material and production costs associated with the early stage of our production of these items.

Our gross margin increased to a gross profit of $0.4 million for the year ended December 31, 2017 from a gross loss of $2.2 million for the year ended December 31, 2016 based on the changes in revenue and cost of revenues as discussed above. For the year ended December 31, 2017, we have not generated enough sales volume of CorPath Systems and CorPath Cassettes to significantly offset our manufacturing costs, including the effect of the under-utilization of our production facility, a portion of which represents excess manufacturing capacity, and we have therefore generated minimal gross profit.

Research and development expenses decreased to $9.5 million for the year ended December 31, 2017 from $10.3 million for the year ended December 31, 2016 primarily due to reduced purchases of prototype materials of $1.0 million and reduced spending for consulting services of $0.3 million for the year ended December 31, 2017. These reductions were offset by increased compensation expense of $0.6 million primarily related to employees hired subsequent to December 31, 2016.

Selling, general and administrative expenses increased to $24.8 million for the year ended December 31, 2017 from $19.6 million for the year ended December 31, 2016 primarily due to increased compensation expense of $3.9 million primarily for sales-related employees hired subsequent to December 31, 2016, incremental stock-based compensation expense of $0.4 million associated with stock options granted in 2016 and 2017, and increased travel-related expenses of $0.6 million.

Interest and other expense decreased to $0.2 million for the year ended December 31, 2017 from $1.0 million for the year ended December 31, 2016. The decrease in interest and other expense for the year ended December 31, 2017 as compared to the prior year period is primarily due to lower interest expense as a result of a reduction in our overall debt balance as a result of contractual principal payments made during the past year whereby the debt balance was fully repaid in 2017.

The Company's expectations regarding the timing of the filing of the Annual Report and significant changes from its statement of operations for the year ended December 31, 2017 compared to the year ended December 31, 2016 are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, and actual results and events may differ from those contemplated by these statements. These statements are subject to certain risks and uncertainties, including the Company's, or its independent auditors', inability to complete the work required to file its Annual Report in the time frame that is anticipated or unanticipated changes being required in its reported operating results.

Corindus Vascular Robotics, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 19, 2018	By:	/s/ David W. Long
David W. Long Chief Financial Officer